Updated as of March 7, 2025

Exhibit A

to the

CAPITAL GROUP EQUITY ETF TRUST I

Investment Advisory and Service Agreement

Fund	Management Fees	Effective Date
Capital Group U.S. Small and Mid Cap ETF	0.51%	9/13/24
Capital Group U.S. Large Growth ETF	0.39%	3/7/25
Capital Group U.S. Large Value ETF	0.33%	3/7/25